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                                                                    EXHIBIT 99.2

                                                           [English Translation]
                                                               February 26, 2004
                                                            Notice of Correction

                              HANARO TELECOM, INC.

1.   Disclosure subject to correction: change of business purpose

2.   Date of previous disclosure: February 12, 2004

3. Reason for correction: correction in the change of business purpose (Date of Board of Directors meeting for such change: February 26, 2004)

4.   Details of correction:

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
                                Before Amendment                         After Amendment
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
Changes               Lease communication bureau buildings,    1. Penetration of the future
                      and facilities thereof, incidental to    telecommunication industries - The
                      telecommunication business - Lease       future telecommunication industries,
                      real estates and facilities thereof      new media business and the related
                                                               business thereto
                                                               2. Lease communication bureau
                                                               buildings, and facilities thereof,
                                                               incidental to telecommunication
                                                               business - Lease real estates and
                                                               facilities thereof